FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

ANNUAL SHAREHOLDERS MEETING

HELD ON OCTOBER 19th, 2023

FINAL VOTING STATEMENT – DETAILED VERSION

Companhia Brasileira de Distribuição (“Company”) discloses to its shareholders and the market in general, according to article 48, §6th, comma II, of CVM Resolution No. 81/22 the final voting statement – detailed version (Single Annex) of the Extraordinary General Shareholders’ Meeting held on October 19th, 2023.

São Paulo, October 24th, 2023.

Rafael Sirotsky Russowsky

Vice President of Finance and Investor Relations Officer of GPA

Single Annex

Final Voting Statement – Detailed Version

Extraordinary General Shareholders’ Meeting (“ESM”)" – 10/19/2023 at 3:00 pm

CNPJ/CPF	Ações	5[1]
57104	99.619.228	APPROVE
49485	980.695	APPROVE
12972	581.601	APPROVE
74963	94.315	REJECT
10205	433	REJECT
45919	47.244	REJECT
27624	9.257	REJECT
23442	11.996	REJECT
26611	9	REJECT
11729	21.267	APPROVE
58387	32.936	REJECT
75069	243.717	REJECT
92990	14.578.000	REJECT
38756	108.800	REJECT
58389	866.358	REJECT
17911	200	REJECT
74963	1.194.354	REJECT
21430	3.469	REJECT
13732	51.580	REJECT
87318	8.517	REJECT
87318	15.747	REJECT
54797	3.932	REJECT
30066	740.200	REJECT
24367	1.189.240	REJECT
24830	2.771.720	REJECT
26206	124.900	REJECT
58400	17.556	REJECT
29571	27.200	REJECT
62390	79.600	REJECT
58399	4.500	REJECT
42389	37.400	REJECT
93490	126.925	REJECT
97540	38.644	REJECT
24666	135.421	REJECT

97540	34.354	REJECT
71914	138.900	REJECT
10916	114.830	REJECT
72087	47.112	REJECT
75166	96.000	REJECT
12068	7.514.600	REJECT
11410	129.600	APPROVE
72473	16.280	APPROVE
29322	1.841.883	REJECT
31240	22.800	REJECT
35693	957.400	REJECT
32329	66.317	REJECT
47705	600	REJECT
41199	200	REJECT
26311	2.100	REJECT
37113	13.500	REJECT
97540	1.785.385	REJECT
95596	63.121	REJECT
25271	3.897	REJECT
25271	4.123	REJECT
19176	263.830	REJECT
90986	12.501	REJECT
55011	9.627.011	APPROVE
55011	3.494.211	REJECT
55011	29.944	ABSTAIN

1 Re-ratification of the remuneration of the members of the Company's Board of Officers and Board of Directors for the fiscal year ended on December 31th, 2022.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 24, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.